U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

April, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended March 31, 2005.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

May 3, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 04-05

April 6, 2005

ASX Symbol - AGY

ARGOSY TO CHANGE DOMICILE

The directors of Argosy Minerals Inc ("Argosy") resolved that the company will, subject to shareholder's approval, change its domicile from Canada to Australia.  Details of the proposed resolution will be included in the Information Circular and voting forms that will accompany the Annual Report.

For some time now Argosy has been investigating corporate compliance in many different jurisdictions.  As the majority of its shareholders are Australian based and its shares are listed on the Australian Stock Exchange, Argosy would benefit from a change in the company's domicile from Canada.  This will serve to reduce the rising administration costs of compliance in several jurisdictions which are becoming increasingly onerous.

As a consequence there will be a staged reduction in the Canadian corporate activities, including closing the Canadian office after a transition period.  Mr Cecil Bond, has stepped down as CEO.  However, Mr Bond will remain as a director and company secretary.

In the interim, Argosy's Chairman, Mr Peter Lloyd will assume the role of President of Argosy.

Other changes to the board will eventuate during the transition period and these will be linked to Argosy's revised corporate strategy.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, Director
Argosy Minerals Inc. Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: david.russell@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 05-05

April 11, 2005

ASX Symbol - AGY

ARGOSY ACQUIRES CANADIAN PROJECT WITH NICKEL SULPHIDE - PLATINUM GROUP METAL POTENTIAL

Argosy Minerals Inc ("Argosy") has been evaluating new project opportunities in base and precious metals in North America for some time.  Argosy has now entered into an agreement over highly prospective tenements that host outcropping base metal sulphide - platinum group metal ("PGM") mineralisation - the Lac Panache Project.

LOCATION

Since 2004 Argosy has been conducting due diligence on potential new projects and most recently has been investigating opportunities for nickel sulphide mineralisation in Canada.  Argosy recently had the opportunity to conduct due diligence over the Lac Panache project area located some 40kms southwest of Sudbury, Ontario, Canada.

MINERALISATION

Past rock chip sampling in the area has resulted in the collection of samples of sulphide-bearing gabbros, quartz-sulphide veins and massive sulphides with best assays of 1.47% nickel, 6% copper, 1.1% cobalt, 8.0 g/t gold, 1.4g/t palladium and 0.9g/t platinum.

Sampling by Argosy has returned grades of 0.11% cobalt and 0.37% nickel from a 2 to 3 metre thick outcrop of massive pyrrhotite-pyrite. Outcropping coarse gabbro with disseminated clots of sulphide to 1.5cm returned best assays of 1.15 g/t palladium, 0.47 g/t platinum, 0.25 g/t gold and 0.3% copper.

GEOLOGY

Geologically the properties are situated in an early Proterozoic Huronian sedimentary basin of the Precambrian Shield south of the world's largest nickel copper PGM concentration, the Sudbury Igneous Complex.  Three recent discoveries on former INCO properties in the Sudbury region have fuelled speculation that the region is still a world class mining area.

The property is underlain by a large part of the Lac Panache gabbro intrusion which is 6.5 km long and up to 2.0 km wide on the property. The intrusion is located within the Huronian-Nipissing Magmatic Belt of rocks which includes PGM enriched intrusions of the East Bull Lake suite and younger PGM enriched intrusions of Nipissing gabbro. This well known geological feature has been a recent target for exploration for magmatic nickel and copper and associated PGM by several major explorers including Falconbridge, Dynatec and Amplats.

Lac Panache contains polymetallic mineralization comprising copper, nickel, cobalt, gold, and PGMs.  The property contains platinum-palladium minerals associated with copper-nickel sulphides (chalcopyrite, pyrrhotite and pentlandite). These magmatic sulphides occur as disseminations and coarse blebby grains within layered gabbroic rocks located at and/or proximal to the margin of the intrusion.

The geological model envisages disseminated sulphide-bearing magma intruding into a chamber via an in flow feeder dyke.  Within the magma chamber magmatic segregation occurs resulting in the possible deposition of massive sulphides.  These massive sulphides are subject to erosion via further magma pulses and there is evidence of "ripped" massive sulphide fragments removed from the magma chamber in renewed magma pulses.

Argosy will conduct detailed prospecting and sampling programmes on the property to identify suitable targets for early drilling.

CLAIMS

The project comprises the main Lac Panache project area, covering 39 claims containing a total of 158 claim units and the smaller Brazil Lake, Little Panache and Norwest areas, comprising 4 claim units in total.  The Brazil Lake area is host to pyrrhotite-cobaltite mineralisation where grades of up to 9.16% cobalt and 3.56% nickel were recorded by the Ontario Geological Survey.  At Norwest anomalous polymetallic grades have been encountered (0.21% cobalt, 0.87% nickel and 1.89% copper).

GEOPHYSICS

There has been limited geophysical investigation of the area and five geophysical anomalies have been identified in a relatively small area, despite poor exposure.  To date only one of the anomalies has been trenched.   An airborne EM survey has delineated several extensive conductors, some coincident with known mineralisation.  The outcrops have not been fully traced along strike and the southern area has not been prospected.

THE AGREEMENT

With the completion of a one month due diligence Argosy has entered into an agreement whereby Argosy can earn 100% of the project through staged cash payments totalling Can$300,000 and completing staged work commitments over three years of Can$455,000. On production the vendor will retain a 3% net smelter return ("NSR"). This NSR is subject to buy-back provisions.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, Director
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: david.russell@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	31 March 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (3 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(28,481)	(28,481)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(108,190)	(108,190)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	25,706	25,706

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(110,965)	(110,965)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

1.12	Other (provide details if material)
	Net investing cash flows	-	-

1.13	Total operating and investing cash flows (carried forward)	(110,965)	(110,965)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(110,965)	(110,965)

1.20	Cash at beginning of quarter/year to date	4,616,407	4,616,407

1.21	Exchange rate adjustments to item 1.20	(540)	(540)

1.22	Cash at end of quarter (see note 1)	4,504,902	4,504,902

Note 1: C$4,504,902 converted at the exchange rate applicable at March 31, 2005 of 0.9349 equals A$4,819,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	95,279

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors' fees, for management and consulting fees and for the provision of staff and office facilities in Canada.  The provision of office facilities and staff in Canada is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	349,563	4,616,407

5.2	Deposits at call	4,155,339	-

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	4,504,902	4,616,407

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	Albetros	Option to Acquire the Albetros Project	Option to acquire 85%	Nil

6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

_______________________

Sign here:

      Date: ___April 28, 2005_________________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 - Options

April 28, 2005

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending March 31, 2005 - Summary of Activities and Expenditures

During the quarter ended 31st March 2005 Argosy continued with its planned corporate and strategic changes aimed at revitalising the company following the end of the debilitating arbitration settled last quarter.

To this end Argosy has initiated certain corporate changes that will ultimately, subject to shareholder approval, see the company change its domicile from Canada to Australia, appoint new directors and management, acquire new projects / investments and reduce its exposure to projects where there has been limited progress due to political or legislative barriers.

The highlight of the quarter has been the acquisition of the Lac Panache Project, a prospective nickel sulphide / platinum group metal project in Canada.  In addition, due diligence continued at the Mexican gold property Argosy is looking at as a potential exploration target.

Summary of Expenditures

Legal, Administrative, Consultants	$ 22,491
Drilling and Assessment	4,990
Project Option Fees	1,000
$ 28,481

PROJECT ACQUISITION - Nickel, Copper, Platinum Group Metals, Canada

As part of its quest for new projects Argosy personnel attended the recent Prospectors and Developers Association (PDAC) in Toronto, Canada in order to review specific project opportunities.  As indicated previously, Argosy has been evaluating new project opportunities in base and precious metals in North America for some time.

Recently, Argosy announced the agreement over prospective tenements that host outcropping base metal sulphide - platinum group metal ("PGM") mineralisation - the Lac Panache Project, close to Sudbury, Ontario, Canada.

The project comprises the main Lac Panache project area, and the smaller Brazil Lake, Little Panache and Norwest areas.

The properties are situated south of one of the world's largest nickel copper PGM concentrations, the Sudbury Igneous Complex.  Three recent discoveries on former INCO properties in the Sudbury region have fuelled speculation that the region is still a world class mining area.

Previous rock chip sampling in the Lac Panache area has resulted in the collection of samples of sulphide-bearing gabbros, quartz-sulphide veins and massive sulphides with previously reported assays of 1.47% nickel, 6% copper, 1.1% cobalt, 8.0 g/t gold, 1.4g/t palladium and 0.9g/t platinum.

Recent sampling by Argosy has returned anomalous grades of 0.11% cobalt and 0.37% nickel from a 2 to 3 metre thick outcrop of massive pyrrhotite-pyrite.  Outcropping coarse gabbro with disseminated clots of sulphide to 1.5cm returned previously reported assays of 1.15 g/t palladium, 0.47 g/t platinum, 0.25 g/t gold and 0.3% copper.

The Brazil Lake area is host to pyrrhotite-cobaltite mineralisation where previously reported grades of 9.16% cobalt and 3.56% nickel were recorded by the Ontario Geological Survey.  At Norwest anomalous polymetallic grades have been encountered (0.21% cobalt, 0.87% nickel and 1.89% copper).

Argosy has entered into an agreement whereby it can earn 100% of the Project through staged cash payments totaling C$300,000 and completing staged work commitments over three years of C$455,000.  On production, the vendor will retain a 3% net smelter return ("NSR").  This NSR is subject to buy-back provisions of 1% for $1,000,000, a further 1% for $2,000,000 and the remaining 1% subject to first right of refusal.

PROJECT DUE DILIGENCE - Gold, Mexico

During the quarter, Argosy personnel again visited gold prospective tenements in Mexico and signed off on a two month due diligence agreement over two blocks of claims.  Argosy is conducting due diligence over a package of gold prospective tenements in the State of Sinaloa, Mexico.  These tenements make up the Don Jorge Gold Project area.

The project area under investigation is an early stage exploration project that has returned very encouraging gold and silver assays from several zones of mineralisation located in a reconnaissance prospecting program in 2004.  The area has no previous history of systematic exploration by modern professional standards.

Epithermal deposits have a wide distribution in Sinaloa State, and it is a prime target for gold exploration by several Canadian gold explorers including Meridian Gold and Nevada Pacific.  Gold mineralisation has been exploited historically since pre-European times but it was the Spanish who initiated larger scale mining - the remains of which are the focus of much modern exploration.

As part of the due diligence process, Argosy conducted reconnaissance chip sampling in areas of reported high grade gold mineralization.  Mineralisation is hosted by quartz stockwork veins and in locally sheared mafic intrusives.  The high tellurium grades suggest that some of the gold may be tied up as gold tellurides.

The initial reconnaissance samples collected by Argosy were assayed by Acme Analytical Laboratories in Vancouver, Canada, and results are tabulated below.  Assays range up to 129 g/t Au with visible gold apparent in the highest grade sample.

During the due diligence period the claims will be prospected by means of a ridge and spur rock chip sampling program in conjunction with reconnaissance scale geological mapping. This program will help to identify areas of anomalous mineralization for later trenching, sampling and drilling.

Should a decision be made to exercise the option, exploration will be fast tracked in order to identify early drill targets.

EXPLORATION - Gold, Nevada, USA

Gold Creek Project

Argosy is awaiting approval on drilling permits for its Gold Creek Project near Elko, Nevada.  Once the Heritage Resource Survey and Environmental reports are approved a drill program can be undertaken.  It is likely that cold temperatures and snow cover will restrict any activities at Gold Creek until late Spring 2005.

Subsequent to the end of the quarter, Argosy has been informed that despite positive recommendations based on detailed work by the consulting archaeologists, the final report requires some further amendments as instructed by the United States Forestry Services, consequently the proposed program will be delayed.

Investigation of New Opportunities

In addition to the Lac Panache and Mexican opportunities, the following new opportunities were reviewed:

(i)

data reviews were carried out on several gold-silver properties in Nevada.  A decision was made to not proceed; and

(ii)

the Company investigated an opportunity to acquire a nickel sulphide exploration project in Zambia.  The decision not to proceed was taken after limited due diligence taking into account the expenditure commitments for what was considered a remote, greenfields exploration opportunity.

PROJECT UNDER FORCE MAJEURE - Musongati, Burundi

Argosy has maintained its Musongati Project during a tumultuous period in Burundi's history and the project remains under force majeure.  As part of its revised corporate strategy Argosy is reviewing its involvement in the project.

Argosy has previously held discussions regarding advancing this project should the political environment settle down from its current state.  With the current level of metal prices the Musongati nickel laterite has attracted some recent interest from companies.

PROJECT DISPOSAL  - Diamonds, South Africa

During the quarter, Argosy announced its termination of the agreement with Albetros Inland Diamond Exploration Pty Ltd over its alluvial diamond project in Namaqualand, South Africa.  The reason for this decision stems from the inability to have the exploration permit renewed by the South African Department of Minerals and Energy, despite waiting over 15 months for an approval for the permit.  In the interim there was also the introduction of a change in the requirement pertaining to black economic empowerment ("BEE") participation which was increased to 51%, a level that was not envisaged in Argosy's original agreement with its BEE partner.  Recent comments from South Africa have indicated rising disquiet with the application process with over 3,000 licence applications currently outstanding.

CORPORATE

For some time now Argosy has been investigating corporate compliance costs in the different jurisdictions in which it operates.  As the majority of its shareholders are Australian based and its shares are listed on the Australian Stock Exchange, Argosy would benefit from a change in the company's domicile from Canada.  This will serve to reduce the rising administration costs of compliance which are becoming increasingly onerous.

The directors of Argosy resolved that the company will, subject to shareholder's approval, change its domicile from Canada to Australia.  Details of the proposed resolution will be included in the Information Circular and voting forms will accompany the Annual Report.

As a consequence there will be a staged reduction in the Canadian corporate activities, including closing the Canadian office after a transition period.  Mr Cecil Bond, has stepped down as CEO.  However, Mr Bond will remain as a director and company secretary.

In the interim, Argosy's Chairman, Mr Peter Lloyd will assume the role of President of Argosy.

Other changes to the board will eventuate during the transition period and these will be linked to Argosy's revised corporate strategy.

10